UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities and Exchange Act of 1934

Calprop Corporation

(Name of Subject Company)

NewCal Corporation (Offeror)
Victor Zaccaglin (Other Person)
John Curci, Sr. (Other Person)
(Names of Persons Filing Statement)

Common stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Victor Zaccaglin
13160 Mindanao Way, Suite 1808
Marina Del Rey, California 90292
(310) 306-4314

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

WITH COPIES TO:

James R. Walther, Esq.
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑ third-party tender offer subject to Rule 14d-1.

     ☐ issuer tender offer subject to Rule 13e-4.

     ☑ going-private transaction subject to Rule 13e-3.

     ☑ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Calculation of Filing Fee

Transaction
Valuation*	Amount of Filing Fee **

$1,067,655.55	$125.66

*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares, no par value (the “Shares”) of Calprop Corporation (the “Company”) (other than the 8,094,658 Shares owned by Mr. Zaccaglin and affiliates, to be tendered to the Purchaser pursuant to the terms of the tender offer) at a purchase price of $0.65 per Share, net to the seller in cash. As of March 21, 2005, there were 1,642,547 such Shares.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$	Filing Parties:

Form of Registration No.:	Date Filed:

2

     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates the tender offer by NewCal Corporation, a California corporation (the “Purchaser”), to purchase any and all of the outstanding shares of Common Stock, no par value (the “Shares”), of Calprop Corporation, a California corporation (“Calprop”), at a purchase price of $0.65 per Share, upon the terms and subject to the conditions set forth in the Purchaser’s Offer To Purchase, dated March 25, 2005 (the “Offer To Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

     This Schedule TO also constitutes a Schedule 13E-3 (the “Schedule 13E-3”) in accordance with instruction I to Schedule 13E-3 and Instruction J to Schedule TO that is being filed by and on behalf of Purchaser, Victor Zaccaglin and John Curci, Sr.

     The information contained in this Schedule TO and Schedule 13E-3 was supplied by Purchaser, Mr. Zaccaglin and Mr. Curci. Calprop takes no responsibility for the accuracy of such information.

     The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that with respect to those Items set forth below, as to which information is specifically provided herein, the information contained in the Offer is incorporated by reference in partial answer to those Items.

Item 1. Summary Term Sheet.

     Item 1001

     The information contained in the section of the Offer entitled “Summary Term Sheet” is hereby incorporated herein by reference.

Item 2. Subject Company Information.

     Item 1002

     (a) The name of the subject company is Calprop Corporation. The address of its principal executive offices is 13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292. Its telephone number is (310) 306-4314.

     (b) The information contained in the section of the Offer entitled “Introduction” is hereby incorporated herein by reference.

     (c) The information contained in the section of the Offer entitled “The Tender Offer—Price Range of the Calprop Shares; Dividends on the Calprop Shares” is hereby incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

     Item 1003

     (a)-(b) The business address of each filing person is 13160 Mindanao Way, Suite 180, Marina Del Rey, CA 90292. The telephone number of Purchaser and Mr. Zaccaglin is (310) 306-4314. The phone number of John Curci, Sr. is (949) 673-1060. Mr. Zaccaglin is the Chief Executive Officer of Calprop.

     (c) Information regarding the business background of Mr. Zaccaglin and Mr. Curci contained in the section of the Offer entitled “The Tender Offer—Certain Information Concerning Purchaser” is hereby incorporated herein by reference.

Item 4. Terms of the Transaction

     Item 1004

     (a) Information contained in the section of the Offer entitled “The Tender Offer—Terms of the Offer” is hereby incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Item 1005

     (a)-(b) The information contained in the sections of the Offer To Purchase entitled “Summary Term Sheet”, “Introduction” and “Special Factors” is hereby incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     Item 1006

     (a)-(c) Information contained in the section of the Offer entitled “Special Factors— Reasons, Purposes, Structure and Alternatives for the Transaction” is hereby incorporated herein by reference.

Item 7: Source and Amount of Funds or Other Consideration.

     Item 1007

     (a) Information contained in the sections of the Offer entitled “Summary Term Sheet” and “The Tender Offer— Source and Amount of Funds” is hereby incorporated herein by reference.

     (b) None.

     (d) Not applicable.

Item 8: Interest in Securities of the Subject Company.

     Item 1008

     (a)-(b) Information contained in the sections of the Offer entitled “Summary Term Sheet” and “Special Factors—Certain Related Party Transactions” is hereby incorporated herein by reference.

Item 9: Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a) Information contained in the section of the Offer entitled “The Tender Offer—Certain Information Concerning Purchaser” is hereby incorporated herein by reference.

Item 10: Financial Statements.

     Item 1010

     (a)-(b) Not applicable.

Item 11: Additional Information.

     Item 1011

     (a)-(b) Not applicable.

Item 12. Exhibits

     Item 1016

(a)(1)	Offer To Purchase, dated March 25, 2005.

(a)(2)	Shareholders Agreement, dated February 5, 2005.

(a)(3)	Letter of Transmittal, dated March 25, 2005.

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 25, 2005.

(a)(5)	Notice of Guaranteed Delivery, dated March 25, 2005.

(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9, dated March 25, 2005.

(a)(7)	Letter to Stockholders of Calprop Corporation, dated March 25, 2005.

(a)(8)	Press Release of Calprop Corporation, dated March 25, 2005.

(a)(9)	Agreement of Joint Filing and Power of Attorney, dated January 15, 2005.

(c)	Opinion of Duff & Phelps LLC, dated February 23, 2005

(f)	Sections 1300 through 1313 of the General Corporation Law of the State of California (incorporated by reference to Schedule I of Exhibit (a)(1)

Item 13. Information Required by Schedule 13E-3.

     The information set forth in the Offer and in Items 1 through 12 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 16 of the Schedule 13E-3. The following responds to the indicated items of Schedule 13E-3:

     Item 1.: Summary Term Sheet

     Item 1001

     Information contained in Item 1 of the Schedule TO is incorporated herein by reference.

     Item 2. Subject Company Information.

     Item 1002

     (a)-(c) Information contained in Item 2 of Schedule TO is hereby incorporated herein by reference.

     (d)-(f) None.

     Item 3. Identity and Background of Filing Person.

     Item 1003

     (a)-(c) Information contained in Item 3 of Schedule TO is hereby incorporated herein by reference.

     Item 4. Terms of the Transaction.

     Item 1004

     (a) Information contained in Item 4 of Schedule TO is hereby incorporated herein by reference.

     (c), (e) None.

     (f) Not applicable.

     Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Item 1005

     (a)-(c) Information contained in Item 5 of Schedule TO is hereby incorporated herein by reference.

     (e) Information contained in the section of the Offer entitled “Special Factors—Certain Related Party Transactions” is hereby incorporated herein by reference.

     Item 6. Purposes of the Transaction and Plans or Proposals

     Item 1006

     (b)-(c) Information contained in the section of the Offer entitled “Special Factors— Reasons, Purposes, Structure and Alternatives for the Transaction” is hereby incorporated herein by reference.

     Item 7. Purposes, Alternatives, Reasons and Effect.

     Item 1013

     Information contained in the section of the Offer entitled “Special Factors—Reasons, Purposes, Structure and Alternatives for the Transaction” is hereby incorporated herein by reference.

     Item 8. Fairness of the Transaction.

     Item 1014

     (a),(b),(d),(e) The information contained in the section of the Offer To Purchase entitled “Special Factors—Fairness to Unaffiliated Stockholders” is hereby incorporated herein by reference.

     (c) Not applicable.

     (f) Not applicable.

     Item 9. Reports, Opinions, Appraisals and Negotiations

     Item 1015

     (a)-(c) Information contained in the section of the Offer entitled “Special Factors—Fairness to Unaffiliated Stockholders” is hereby incorporated herein by reference.

     Item 10. Source and Amount of Funds or Other Consideration.

     Item 1007

     (a) Information contained in the section of the Offer entitled “The Tender Offer— Source and Amount of Funds” is hereby incorporated herein by reference.

     (b) None.

     (c) Information contained in the section of the Offer entitled “The Tender Offer—Fees and Expenses” is hereby incorporated herein by reference.

     (d) Not applicable.

     Item 11. Interest in Securities of the Subject Company

     Item 1008

     (a)-(b) Information contained in the sections of the Offer entitled “Summary Term Sheet” and “Special Factors—Certain Related Party Transactions” is hereby incorporated herein by reference.

     Item 12. The Solicitation or Recommendation

     Item 1012

     (d)-(e) Information contained in the sections of the Offer entitled “Summary Term Sheet”, “Special Factors—Fairness to Unaffiliated Stockholders” and “The Tender Offer—Terms of the Offer” is hereby incorporated herein by reference.

     Item 13. Financial Statements.

     Item 1010

     (a) Information contained in the section of the Offer entitled “The Tender Offer—Certain Information Concerning Calprop” is hereby incorporated herein by reference.

     (b) Not applicable.

     Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009

     (a)-(b) None.

     Item 15. Additional Information

     Item 1011

     (b) Not applicable.

     Item 16. Exhibits.

     Information contained in Item 12 of the Schedule TO is hereby incorporated herein by reference.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: March 25, 2005

NewCal Corporation

By: /s/ Victor Zaccaglin
Victor Zaccaglin
President

/s/ Victor Zaccaglin
Victor Zaccaglin

/s/ John Curci, Sr.
John Curci, Sr.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer To Purchase, dated March 25, 2005

(a)(2)	Shareholders Agreement, dated February 5, 2005

(a)(3)	Letter of Transmittal, dated March 25, 2005

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 25, 2005

(a)(5)	Notice of Guaranteed Delivery, dated March 25, 2005

(a)(6)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9, dated March 25, 2005

(a)(7)	Letter to Stockholders of Calprop Corporation, dated March 25, 2005

(a)(8)	Press Release of Calprop Corporation, dated March 25, 2005

(a)(9)	Agreement of Joint Filing and Power of Attorney, dated January 15, 2005

(c)	Opinion of Duff & Phelps LLC as to fairness of transaction, dated February 23, 2005.

(f)	Sections 1300 through 1313 of the General Corporation Law of the State of California (incorporated by reference to Schedule I of Exhibit (a)(1)